ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com Tull R. Florey TEL +1 713.229.1379 FAX +1 713.229.2779 tull.florey@bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
June 4, 2010
Via EDGAR
John Lucas
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549
Re:	Pride International, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 19, 2010 File No. 1-13289
Dear Mr. Lucas:
          As I indicated to you by telephone on June 3, 2010, due in part to issues related to the receipt and dissemination of the fax of the comments contained in the staff’s letter dated May 14, 2010, we are requesting, on behalf of our client Pride International, Inc., an extension regarding the proposed date to file our response to the comment letter. Pride intends to file its response on or before Wednesday, June 16, 2010. The additional time should be sufficient to compile the information needed to respond to the comments and to have the responses appropriately reviewed by Pride’s Audit Committee and independent registered public accounting firm.
          If you have any questions or require additional information regarding this submission, you may contact me at 713.229.1379.

Very truly yours,
/s/ Tull R. Florey

Tull R. Florey

cc:	Roger Schwall Bob Carroll Sandy Eisen Laura Nicholson Securities and Exchange Commission Brian Voegele Brady Long Pride International, Inc. David Kirkland Baker Botts L.L.P.